Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**07/20/11**
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Revision Number:	**-NOT DEFINED-**

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**07/20/11**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8072011header.htm**
	8-K Header
EX-99.1	**ex99_1.htm**
	Earnings Release
GRAPHIC	**rjflogo.jpg**
	RJF Logo
GRAPHIC	**rjblogo.jpg**
	RJB Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>07/20/11</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8072011header.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K Header</value></field>
                <data sid="data1"><filename>k8072011header.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Earnings Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>RJF Logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>rjblogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>RJB Logo</value></field>
                <data sid="data4"><filename>rjblogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

July 20, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 20, 2011, Raymond James Financial, Inc. issued a press release disclosing its results for the third quarter ended June 30, 2011. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On July 20, 2011, Raymond James Financial, Inc. issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated July 20, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: July 20, 2011   By: /s/ Jeffrey P. Julien
                                                                              Jeffrey P. Julien
                                                                              Executive Vice President - Finance
                                                                              and Chief Financial Officer



July 20, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS THIRD QUARTER RESULTS

ST. PETERSBURG, Fla. –Raymond James Financial, Inc. today reported net income of $46,786,000 or $0.37 per diluted share for the third quarter of fiscal 2011, compared with net income of $60,687,000 or $0.48 per diluted share for the third quarter of fiscal 2010. Excluding the $45 million pretax charge for the repurchase of auction rate securities, net income would have been $74,884,000[1] or $0.59[1] per diluted share for the third quarter of fiscal 2011, an increase of 23 percent over the prior year's quarter, although a slight decrease from the strong second quarter.

Net revenues were $850,387,000 for the current quarter, up 14 percent over the prior year's quarterly net revenues of $747,373,000 and essentially flat with the prior quarter. The firm reported quarterly records for assets under management ($36.6 billion) and assets under administration ($278 billion) as of June 30, 2011.

"Most of our businesses performed well this quarter," said CEO Paul Reilly. "The Private Client Group and Raymond James Bank had particularly good quarters notwithstanding the choppy markets. Asset Management and Emerging Markets also had solid results.

"The difficult market conditions negatively impacted overall results in the Capital Markets segment. Although M&A and underwriting fees continued at a robust pace, institutional securities commissions were off 10 percent and trading profits were down compared to last quarter.

"We believe the resolution of the auction rate securities issue was in the best interests of our clients and the firm as the uncertainty has been resolved, even though the one-time earnings impact was significant. Although there can be no assurances, we anticipate that ultimate losses will be lower than the provision as additional refinancing by issuers occurs.

"The markets are unsettled due to issues related to the U.S. debt ceiling, budget deficits, solvency problems in several European countries and the slowdown of the U.S. economic recovery. As we have forecast, we expect the economic recovery to be irregular and sluggish as a result of the damage to our economic system. However, our business is well positioned for continued growth as the economic recovery regains momentum."

The company will conduct its quarterly conference call Thursday, July 21, at 8:15 a.m. ET. For a listen-only connection, visit **raymondjames.com/analystcall** for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

[1]Excluding the provision for loss on the purchase of Auction Rate Securities is a non-GAAP measure; see unaudited financial report below for further discussion.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,400 financial advisors serving 1.9 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $278 billion, of which approximately $37 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2010 and March 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

| | Three Months Ended | | | | |
	June 30, 2011	June 30, 2010	% Change	March 31, 2011	% Change
Total Revenues	$ 868,212	$763,612	14%	$866,744	-
Net Revenues	850,387	747,373	14%	852,057	-
Pre-Tax Income	78,667	97,511	(19)%	126,237	(38)%
Net Income	46,786	60,687	(23)%	80,917	(42)%
Income for basic earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 45,394	$ 58,133	(22)%	$ 78,293	(42)%
Income for diluted earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 45,399	$ 58,139	(22)%	$ 78,308	(42)%
Earnings per common share:					
Basic	$ 0.37	$ 0.49	(24)%	$ 0.64	(42)%
Diluted	$ 0.37	$ 0.48	(23)%	$ 0.64	(42)%
Non-GAAP results excluding the $45 million pre-tax charge resulting from auction rate securities[1]:					
Non-GAAP Pre-Tax Income	$123,667	$ 97,511	27%	$ 126,237	(2)%
Non-GAAP Net Income	$ 74,884	$ 60,687	23%	$ 80,917	(7)%
Non-GAAP Earnings per common share:					
Non-GAAP Basic	$ 0.59	$ 0.49	20%	$ 0.64	(8)%
Non-GAAP Diluted	$ 0.59	$ 0.48	23%	$ 0.64	(8)%

| | Nine Months Ended | | |
	June 30, 2011	June 30, 2010	% Change
Total Revenues	$2,565,289	$2,216,268	16%
Net Revenues	2,516,273	2,168,779	16%
Pre-Tax Income	335,418	256,555	31%
Net Income	209,426	159,218	32%
Income for basic earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 202,615	$ 152,492	33%
Income for diluted earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 202,635	$ 152,503	33%
Earnings per common share:			
Basic	$ 1.66	$ 1.28	30%
Diluted	$ 1.65	$ 1.28	29%
Non-GAAP results excluding the $45 million pre-tax charge resulting from auction rate securities[1]:			
Non-GAAP Pre-Tax Income	$ 380,418	$ 256,555	48%
Non-GAAP Net Income	$ 237,524	$ 159,218	49%
Non-GAAP Earnings per common share:			
Non-GAAP Basic	$ 1.88	$ 1.28	47%
Non-GAAP Diluted	$ 1.87	$ 1.28	46%

(1) The non-GAAP calculations exclude the impact of the loss provision for auction rate securities from pre-tax income for the three and nine months ended June 30, 2011. Non-GAAP net income and earnings per common share computations also reflect adjustments to income tax expenses for the tax effect of this loss provision. The company believes that the non-GAAP measures provide useful information by excluding these items which may not be indicative of the company's core operating results and business outlook. The company believes that GAAP measures and non-GAAP measures of the company's financial performance should be considered together.

	Balance Sheet Data	
	June 30, 2011	**September 30, 2010**
Total Assets	$ 16.1 bil.	$ 17.9 bil.
Shareholders' Equity	$ 2,559 mil.	$ 2,303 mil.
Book value per share	$ 20.74	$ 19.03

	Management Data Quarter Ended			
	June 30, 2011	**June 30, 2010**	**March 31, 2011**	**December 31, 2010**
PCG Financial Advisors:				
United States	4,492	4,515	4,472	4,489
Canada	445	436	443	442
United Kingdom	156	144	151	149
Total	5,093	5,095	5,066	5,080
# Lead managed:				
Corporate public offerings in U.S.	7	5	12	12
Corporate public offerings in Canada	8	9	16	14
Financial Assets Under Management:				
Managed Accounts (excluding Money Market funds)	$ 36.6 billion	$ 27.5 billion	$ 35.6 billion	$ 33.4 billion
Client Assets Under Administration	$ 278 billion	$ 231 billion	$ 275 billion	$ 262 billion
Client Margin Balances	$1,551 million	$1,385 million	$1,537 million	$1,511 million

	Three Months Ended				
	June 30, 2011	June 30, 2010	% Change	March 31, 2011	% Change
			(in thousands)		
Revenues:					
Private Client Group	$ 557,017	$ 486,566	14%	$556,632	-
Capital Markets	162,695	154,077	6%	177,409	(8)%
Asset Management	58,458	49,296	19%	55,341	6%
RJ Bank	67,836	69,647	(3)%	69,099	(2)%
Emerging Markets	14,449	4,391	229%	11,962	21%
Securities Lending	1,502	2,573	(42)%	1,479	2%
Proprietary Capital	13,716	4,445	209%	(275	NM
Other	1,286	2,217	(42)%	3,574	(64)%
Intersegment Eliminations	(8,747	(9,600	9%	(8,477	(3)%
Total Revenues	**$ 868,212**	**$ 763,612**	**14%**	**$866,744**	**-**
Pre-Tax Income:					
Private Client Group	$ 53,317	$ 44,792	19%	$ 45,990	16%
Capital Markets	14,191	19,623	(28)%	33,689	(58)%
Asset Management	17,593	12,152	45%	15,227	16%
RJ Bank	42,093	29,185	44%	42,256	-
Emerging Markets	2,710	(1,109	NM	1,192	127%
Securities Lending	323	720	(55)%	330	(2)%
Proprietary Capital	6,616	3,090	114%	(4,032	264%
Other	(58,176)[1]	(10,942	NM	(8,415	NM
Pre-Tax Income	**$ 78,667**	**$ 97,511**	**(19)%**	**$126,237**	**(38)%**

	Nine Months Ended		
	June 30, 2011	June 30, 2010	$ Change
		(in thousands)	
Revenues:			
Private Client Group	$ 1,633,080	$ 1,409,761	16%
Capital Markets	513,130	437,620	17%
Asset Management	169,386	147,910	15%
RJ Bank	214,376	210,099	2%
Emerging Markets	35,000	11,993	192%
Securities Lending	4,731	6,666	(29)%
Proprietary Capital	14,111	17,093	(17)%
Other	8,263	6,013	37%
Intersegment Eliminations	(26,788	(30,887	13%
Total Revenues	**$ 2,565,289**	**$ 2,216,268**	**16%**
Pre-Tax Income:			
Private Client Group	$ 155,047	$ 113,047	37%
Capital Markets	72,526	53,016	37%
Asset Management	48,414	35,453	37%
RJ Bank	130,813	84,644	55%
Emerging Markets	4,223	(4,091	203%
Securities Lending	1,177	2,053	(43)%
Proprietary Capital	2,442	2,236	9%
Other	(79,224)[1]	(29,803	(166)%
Pre-Tax Income	**$ 335,418**	**$ 256,555**	**31%**

(1) The Other segment for the period ended June 30, 2011 includes a $45 million pre-tax loss provision for auction rate securities.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	June 30, 2011	**June 30, 2010**	**% Change**	**March 31, 2011**	**% Change**
Revenues:					
Securities commissions and fees	$ 551,337	$ 505,246	9%	$ 563,710	(2)%
Investment banking	64,518	41,914	54%	63,131	2%
Investment advisory fees	55,016	44,512	24%	52,643	5%
Interest	95,832	92,780	3%	96,811	(1)%
Net trading profits	7,529	3,047	147%	15,246	(51)%
Financial service fees	38,954	41,524	(6)%	41,089	(5)%
Other	55,026	34,589	59%	34,114	61%
Total Revenues	868,212	763,612	14%	866,744	-
Interest expense	17,825	16,239	10%	14,687	21%
Net Revenues	850,387	747,373	14%	852,057	-
Non-interest expenses:					
Compensation, commissions and benefits	575,726	513,676	12%	579,587	(1)%
Communications and information processing	36,156	29,995	21%	36,380	(1)%
Occupancy and equipment costs	27,140	26,679	2%	26,773	1%
Clearance and floor brokerage	10,277	9,480	8%	9,447	9%
Business development	24,800	18,878	31%	22,820	9%
Investment sub-advisory fees	7,703	6,988	10%	7,867	(2)%
Bank loan loss provision	8,363	17,098	(51)%	8,637	(3)%
Loss provision for auction rate securities	45,000	-	NM	-	NM
Other	34,143	29,232	17%	36,308	(6)%
Total Non-interest Expenses	769,308	652,026	18%	727,819	6%
Income including noncontrolling interests and before provision for income taxes	81,079	95,347	(15)%	124,238	(35)%
Provision for income taxes	31,881	36,824	(13)%	45,320	(30)%
Net income including noncontrolling interests	49,198	58,523	(16)%	78,918	(38)%
Net income (loss) attributable to noncontrolling interests	2,412	(2,164	211%	(1,999	221%
Net Income Attributable to Raymond James Financial, Inc.	**$ 46,786**	**$ 60,687**	(23)%	**$ 80,917**	(42)%
Net Income per Common Share-Basic	**$ 0.37**	**$ 0.49**	(24)%	**$ 0.64**	(42)%
Net Income per Common Share-Diluted	**$ 0.37**	**$ 0.48**	(23)%	**$ 0.64**	(42)%
Weighted-Average Common Shares Outstanding-Basic	**123,238**	**119,622**		**122,396**	
Weighted-Average Common and Common Equivalent Shares Outstanding-Diluted	**123,958**	**120,019**		**123,265**	

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Nine Months Ended		
	June 30, 2011	June 30, 2010	% Change
Revenues:			
Securities commissions and fees	$1,649,186	$ 1,453,699	13%
Investment banking	186,618	112,471	66%
Investment advisory fees	160,069	131,066	22%
Interest	297,029	277,427	7%
Net trading profits	29,097	24,854	17%
Financial service fees	121,637	117,231	4%
Other	121,653	99,520	22%
Total Revenues	2,565,289	2,216,268	16%
Interest expense	49,016	47,489	3%
Net Revenues	2,516,273	2,168,779	16%
Non-interest expenses:			
Compensation, commissions and benefits	1,707,197	1,482,174	15%
Communications and information processing	103,681	90,514	15%
Occupancy and equipment costs	80,142	79,286	1%
Clearance and floor brokerage	29,641	26,810	11%
Business development	71,565	59,373	21%
Investment sub-advisory fees	22,474	20,373	10%
Bank loan loss provision	28,232	59,870	(53)%
Loss provision for auction rate securities	45,000	-	NM
Other	96,278	93,711	3%
Total Non-interest Expenses	2,184,210	1,912,111	14%
Income including noncontrolling interests and before provision for income taxes	332,063	256,668	29%
Provision for income taxes	125,992	97,337	29%
Net income including noncontrolling interests	206,071	159,331	29%
Net (loss) income attributable to noncontrolling interests	(3,355	113	NM
Net Income Applicable to Raymond James Financial, Inc.	$ 209,426	$ 159,218	32%
Net Income per Common Share-Basic	$ 1.66	$ 1.28	30%
Net income per Common Share-Diluted	$ 1.65	$ 1.28	29%
Weighted-Average Common Shares Outstanding-Basic	122,200	119,180	
Weighted-Average Common and Common Equivalent Shares Outstanding-Diluted	122,689	119,456	

RAYMOND JAMES Bank

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision (OTS), which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio
RJ Bank's corporate and commercial real estate loan portfolio is comprised of revolving lines of credit and term loans and project finance real estate loans. Approximately 90% of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller loan participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by the corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately 40% of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. During the most recent quarter, Corporate and Commercial Real Estate Banking closed 61 new loan transactions representing $779.9 million in new loan commitments.

Residential Loan Portfolio
RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank, originated by select large financial institutions. These purchased mortgage loans represent approximately 90% of RJ Bank's residential portfolio. Approximately 90% of the residential loans are fully documented loans, and 99% of the residential loan portfolio is to owner-occupant borrowers for their primary or second home residences. Virtually all of RJ Bank's residential mortgage loans are adjustable rate mortgage (ARM) loans. Approximately 45% of first lien residential mortgage loans are ARMs with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJ Bank's residential first mortgage loans are serviced by the seller or by third party professional firms. Mortgage Banking closed and funded $24.9 million in retail mortgage loan production in the most recent quarter. Residential borrower credit scores at the time of origination are continuously monitored as an indicator of credit quality as the portfolio mix changes with new loans or pay downs. The most recent weighted average credit score for the residential loan portfolio was 751, virtually unchanged from prior quarters. Loan-to-value (LTV) ratios at time of origination are similarly tracked with the most recent weighted-average LTV at 66%.

Asset Quality
During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans decreased from 2.37% to 2.28%, primarily due to growth in the corporate loan portfolio while the ALL remained stable. Total net loan charge-offs for the current quarter were $8.7 million, compared to the prior quarter's $8.5 million. Net charge-offs in the corporate loan portfolio totaled $3.7 million compared to $3.4 million in the prior quarter. The remaining $5 million in net charge-offs were taken on residential mortgage loans, which was relatively flat compared to the prior quarter. Loan loss provision expense for the current quarter was $8.4 million, compared to the previous quarter's provision expense of $8.6 million. Approximately $2 million of provision expense was a result of the SNC exam results that were received during the quarter. Approximately $3 million in provision expense was primarily the result of our quarterly analysis of the adjusted LTV's in the residential mortgage loan portfolio and the addition of reserves based upon the expectation of further home price declines. The percentage of over 30 day past-due residential mortgage loans increased during the current quarter, with delinquencies rising to 4.59%, from 4.34% in the prior quarter as there were some larger dollar loans that became past-due in the current quarter even though the number of delinquent loans did not increase. Total nonperforming loans increased by $7.2 million during the current quarter (based upon the impact of the SNC exam results described below), compared to the prior quarter's decrease of $3.8 million. Other Real Estate Owned (OREO) balances decreased during the current quarter to $18.8 million from $20 million. The number of residential OREO properties dropped to 41 during the quarter from 47 as sales of OREO offset additional foreclosure activity.

As mentioned, RJ Bank received the results of the 2011 SNC exam during the quarter. Typically, these results are received in the fiscal fourth quarter. As noted above, the net results of the exam added approximately $2 million to provision expense for the quarter, which is a significant improvement over the prior two years results. Last year's provision expense impact was over $8 million in the fiscal fourth quarter. One criticized credit was placed on nonperforming status as a result of the exam and several others were placed into criticized categories, which served to offset other progress made in those categories during the quarter. RJBank also has credits rated more adversely than the results of the SNC exam which it has elected to maintain at a more adverse rating. There was no charge-off impact as a result of the exam.

Investments
RJ Bank's investment portfolio consists of mortgage backed securities and Federal Home Loan Bank (FHLB) stock. About 45% of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMOs). Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $39.7 million. These securities have experienced losses in fair value due to ongoing economic uncertainty, the residential housing market downturn and continued illiquidity in the markets. Certain securities were considered to be other-than-temporarily impaired (OTTI) as of June 30, 2011. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the amortized cost basis of these securities in full, and therefore, recorded $2.3 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities, including the level of current and estimated credit losses relative to the level of credit enhancement, which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

$ in thousands UNAUDITED	Three Months Ended 6/30/2011	Three Months Ended 3/31/2011	Three Months Ended 12/31/2010	Three Months Ended 9/30/2010	Three Months Ended 6/30/2010
Net Revenues[1]	$65,026	$65,636	$73,482[2]	$62,097	$65,033
Net Interest Income	$65,104	$66,786	$74,353[2]	$64,286	$62,466
Loan Loss Provision Expense	$8,363	$8,637	$11,232	$20,543	$17,098
Pre-tax Income	$42,093	$42,256	$46,464[2]	$27,365	$29,185
Net Interest Margin (% Earning Assets)	3.49%	3.53%	3.70% [2]	3.46%	3.32%
Net Interest Spread (Interest-Earning (Assets Yield – Cost Of Funds)	3.47%	3.50%	3.67% [2]	3.43%	3.29%
	As of 6/30/2011	As of 3/31/2011	As of 12/31/2010	As of 9/30/2010[8]	As of 6/30/2010
Total Assets	$7,904,034	$7,574,468	$7,570,337	$10,818,240	$7,462,415
Adjusted Total Assets[3]				$7,334,287	
Total Loans, Net	$6,252,094	$6,028,387	$6,104,133	$6,094,929	$6,169,613
Total Deposits	$6,945,523	$6,711,204	$6,682,396	$7,463,671[3]	$6,469,727
Raymond James Bank Deposit Program Deposits (RJBDP)	$6,651,115	$6,433,102	$6,407,199	$6,805,412[3]	$6,124,753
Available for Sale Securities, at Fair Value	$324,118	$353,659	$385,153	$424,452	$424,336
Net Unrealized Loss on Available For Sale Securities, Before Tax	$(39,671)	$(39,629)	$(42,848)	$(50,586)	$(59,489)
Tangible Common Equity/ Total Assets	11.05%	10.84%	10.80%	11.71%[7]	11.20%
Total Capital (to Risk-Weighted Assets)[10]	13.7%	13.2%	13.2%	14.2%[7]	13.8%
Tier I Capital (to Adjusted Assets)[10]	11.3%	11.1%	11.1%	12.1%[7]	11.7%
Commercial Real Estate Loans[4]	$808,678	$861,067	$936,287	$1,003,181	$1,000,946
Commercial Loans[4]	$3,858,215	$3,506,678	$3,404,934	$3,235,746	$3,229,736
Residential/Consumer Loans[4]	$1,768,230	$1,849,362	$1,952,890	$2,042,095	$2,122,977
Allowance for Loan Losses	$145,800	$146,115	$146,024	$147,084	$147,091
Allowance for Loan Losses (as % Loans)	2.28%	2.37%	2.34%	2.36%	2.33%
Net Charge-offs	$8,678	$8,546	$12,292	$20,550	$18,365
Nonperforming Loans[5]	$140,061	$132,830	$136,662	$153,983	$153,741
Other Real Estate Owned	$18,821	$19,968	$20,773	$27,925	$22,770
Total Nonperforming Assets[6]	$158,882	$152,798	$157,435	$181,908	$176,511
Nonperforming Assets (as % of Total Assets)	2.01%	2.02%	2.08%	2.48%[7]	2.37%
Total Nonperforming Assets/Tangible Common Equity + Allowance for Loan Losses (Texas Ratio)	15.59%	15.79%	16.34%	18.09%	17.95%
Total Criticized Loans[9]	$458,512	$462,342	$451,046	$630,688	$623,472
1-4 Family Residential Loans over 30 days past due (as % Residential Loans)	4.59%	4.34%	4.55%	4.56%	4.60%
1-4 Family Mortgage	3.6% CA[11]	4.2% CA[11]	4.5% CA[11]	4.8% CA[7] [11]	5.1% CA [11]
Geographic Concentration	2.8% FL	3.0% FL	3.1% FL	3.2% FL[7]	3.5% NY
(top 5 states, dollars	2.3% NY	2.6% NY	2.9% NY	3.2% NY[7]	3.4% FL
outstanding as a	1.2% NJ	1.3% NJ	1.4% NJ	1.5% NJ[7]	1.6% NJ
percent of Adjusted Total Assets)	1.1% VA	1.1% VA	1.1% VA	1.2% VA[7]	1.3% VA
Number of Corporate Borrowers	308	303	295	283	285

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 6/30/11 (in millions)

Corporate Loan Portfolio		Commercial Real Estate Loan Portfolio	
Telecommunications	$ 388.1	Retail	$ 164.4
Consumer Products/Services	316.9	Hospitality	159.3
Media	250.2	Multi-Family	144.4
Healthcare Providers (Non-Hospitals)	235.9	Office	141.5
Pharmaceuticals	232.7	Industrial Warehouse	111.6
Hospitals	189.1	Mixed Use	36.6
Restaurants	183.4	Special Purpose	16.8
Office Equipment/Business Systems	166.7	Commercial Acquisition and	
Automotive/Transportation	162.0	Development	15.9
Chemicals	155.6	Healthcare/Senior Living Facilities	12.7
Defense/Government Contractors	153.8	Condominium	3.1
Technology	148.0	Residential Acquisition and	
Retail	140.3	Development	2.4
Gaming	128.9		
Mining and Minerals	125.3		
Sports	122.7	Total Commercial Real Estate	
Energy	118.7	Loan Portfolio	$ 808.7*
Finance/Insurance	118.7		
Industrial Manufacturing	115.2		
Natural Gas Pipeline	94.9		
Government Guaranteed SBA/USDA	75.2	*Of this total, $332.9 million represents loans to Real Estate	
Food and Beverage	69.3	Investment Trusts and $25.4 million represents construction	
Environmental Services	68.5	loans.	
Private Banking	47.1		
Medical Products	46.4		
Agriculture	4.6		
Total Commercial Loan Portfolio	$ 3,858.2		

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Net Revenues, Net Interest Income and Pre-tax Income were positively impacted by a $6.4 million correction during the respective quarter of an accumulated interest income understatement in prior periods related to purchased residential mortgage loan pools. This adjustment increased both Net Interest Margin and Net Interest Spread by 0.09% for the quarter ended December 31, 2010.

(3) At 9/30/10, total assets were adjusted to exclude the approximately $700 million in additional RJBDP deposits, which were redirected to other RJBDP participating banks in early October, 2010, the approximately $400 million in deposits from affiliates which were subsequently withdrawn on 10/01/10, and the $2.4 billion overnight FHLB advance repaid on 10/01/10. See information in footnote 8 below for additional information.

(4) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(5) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(6) Includes Nonperforming Loans and Other Real Estate Owned.

(7) Tangible Common Equity, Total Capital and Tier I Capital as well as Nonperforming Assets and Concentration ratios are presented as a percent of Adjusted Total Assets (see note 3 above). Had Total Assets (GAAP assets) been used in the calculation of these ratios at 9/30/10, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 7.94%; Total Capital to Risk-Weighted Assets of 13.0%; Tier I Capital (to Adjusted Assets) of 8.2%; Nonperforming Assets to Total Assets of 1.68%; and Geographic Concentrations for CA, FL, NY, NJ, and VA of 3.3%, 2.2%, 2.1%, 1.0%, and 0.8%, respectively.

(8) In order to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution at 9/30/10, RJ Bank held an additional $3.5 billion in qualifying assets funded by a $2.4 billion overnight FHLB advance, deposits of approximately $400 million from affiliates, and additional deposits of approximately $700 million from the RJBDP. The deposits from affiliates were withdrawn and the FHLB advance was repaid on 10/01/10. The RJBDP deposits were redirected to other RJBDP participating banks in early October, 2010.

(9) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.

(10) Estimated for the current quarter.

(11) This concentration ratio for the state of CA excludes 2.2% at 6/30/11, 2.4% at 3/31/11 and 12/31/10, 2.3% at 9/30/10 and 1.5% at 6/30/10, for purchased loans that have full repurchase recourse for any delinquent loans.